UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       (Amendment No. ________________) *


                         FIRSTFED FINANCIAL CORPORATION

                                (Name of Issuer)


                          COMMON STOCK, $0.01 par value

                         (Title of Class of Securities)

                                   337907 10 9
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                                               Page 1 of 5 pages

CUSIP NO. 337907 10 9               13G                        Page 2 of 5 Pages

1.       NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Federal Bank of California
         Employee Stock Ownership Plan and Trust dated January 1, 1985.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ X  ]

                                                              (b) [    ]
3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware (parent holding company)


NUMBER OF                  5.       SOLE VOTING POWER
SHARES                              102,109
BENEFICIALLY               6.       SHARED VOTING POWER
OWNED BY                            633,961
EACH                       7.       SOLE DISPOSITIVE POWER
REPORTING                           736,070
PERSON                     8.       SHARED DISPOSITIVE POWER
WITH                                - 0 -

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         736,070

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.46%

12.      TYPE OF REPORTING PERSON*

         EP
                                                               Page 2 of 5 Pages

                                                             SCHEDULE 13G

Item 1            (a) Name of Issuer:
                           FirstFed Financial Corp.

Item 1            (b) Address of Issuer's Principal Executive Offices:
                           401 Wilshire Blvd., Santa Monica, CA. 90401

Item 2            (a) Name of Person Filing:

                           First Federal Bank of California Employees Stock Ownership Plan and Trust dated 01/01/85

Item 2            (b) Address of Principal Business Office or, if none,
                      Residence:
                           401 Wilshire Blvd., Santa Monica, CA. 90401

Item 2            (c) Citizenship:

                           Delaware (Parent Holding Company)

Item 2            (d) Title of Class of Securities:
                           Common Stock

Item 2            (e) CUSIP Number:
                           337907 10 9

Item 3            If this statement is filed pursuant to Rules 13d-1(b),
                           or 13d-2(b), check whether the person filing is a:


      (a)   [ ]      Broker or Dealer registered under Section 15 of the Act
      (b)   [ ]      Bank as defined in section 3(a)(6) of the Act
      (c)   [ ]      Insurance Company as defined in section 3(a)(19) of the Act
      (d)   [ ]      Investment Company registered under section 8 of the
                      Investment Company Act
      (e)   [ ]      Investment Adviser registered under section 203 of the
                      Investment Advisers Act of 1940
      (f)   [X]      Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 3d-1(b)(1)(ii)(F)
      (g)   [ ]      Parent Holding Company, in accordance with Rule  13d-1 (b)
                      (ii) (G) (Note: See Item 7)
      (h)   [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

(a) Amount Beneficially Owned:

         736,070

(b) Percent of Class:
         4.46%

                                                             SCHEDULE 13G

(c) Number of shares as to which such person has:
         (i)    sole power to vote or to direct the vote......... 102,109
         (ii)   shared power to vote or to direct the vote....... 633,961
         (iii)  sole power to dispose or to direct the disposition of:  736,070
         (iv)   shared power to dispose or to direct the disposition of   NONE

Item 5.
         Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
         following.               [X]

Item 6.

         Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7.

         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable

Item 8.

         Identification and Classification of Members of the Group

         Not applicable

Item 9.

         Notice of Dissolution of Group

         Not applicable

Item 10.

         Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2005

/s/ Ann E. Lederer
-------------------------------------
    Ann E. Lederer, Member, ESOP
    Administrative Committee
   (see attached Certification)

                                  SCHEDULE 13G

                                   Certificate



     I, the undersigned Secretary of FirstFed Financial Corp., do hereby certify that the following is a true and correct excerpt from the Minutes of a duly called meeting of the Board of Directors of said corporation held on April 21, 2004, at which a quorum was present and acting throughout:

     "Upon a motion duly made, seconded and unanimously passed by the Board the E.S.O.P. Administrative Committee was re-established to be composed of Retired Bank Senior Vice President, Murray Tanner, and Bank Officers Ann E. Lederer and Shannon Millard, all to serve until the Company's next annual meeting."

     WITNESS my hand and the seal of the corporation this 8th day of February, 2005.





/s/ Ann E. Lederer
-----------------------------
    Ann E. Lederer
    Secretary
    FirstFed Financial Corp.




















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